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06012847

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April 25, 2006

FEDERAL EXPRESS

RECEIVED APR 26 2006

RECEIVED 2006 APR 26 A 10: 3 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe /M.O./

Kenju Watanabe

Enclosure

File No. 82-4985

Consolidated Earnings for Third Quarter of Fiscal Year Ending March 31, 2006

January 31, 2006

Corporate Name: Unicharm Corporation
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Norizumi Yoshihara, Senior Executive Officer Telephone Number: +81-3-3447-5111

1. Matters related to the preparation of quarterly financial information, etc.
(1) Simplified accounting is not in effect.
(2) There were no changes in consolidated accounting methods from the latest full fiscal year.
(3) There were changes in scope of consolidation and equity method application. (Details are described later in Additional Information)

2. Consolidated business results for the third quarter ended December 31, 2005 (April 1, – December 31, 2005)
(1) Consolidated business results

(Note) Amounts less than one million yen have been omitted.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
3rdQ FY 2005	200,989	8.0	21,184	(4.4)	21,839	(3.0)	11,899	(7.9)
3rdQ FY 2004	186,019	2.3	22,164	(10.3)	22,512	(11.3)	12,913	(1.9)
Year ended March 31, 2005	246,050		27,284		27,978		16,381	

	Net Income per Share - basic	Net Income per Share - diluted
	yen	yen
3rdQ FY 2005	180.55	180.11
3rdQ FY 2004	194.26	192.80
Year ended March 31, 2005	244.25	242.69

(Notes) Percentage changes in net sales, operating income, etc. represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
3rdQ FY 2005	235,725	147,227	62.5	2,252.18
3rdQ FY 2004	211,779	134,614	63.6	2,025.10
Year ended March 31, 2005	215,365	137,696	63.9	2,069.30

Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
3rdQ FY 2005	22,720	(10,998)	(6,400)	63,362
3rdQ FY 2004	11,723	(10,144)	1,128	47,207
Year ended March 31, 2005	20,607	(8,437)	(207)	56,359

Reference: Projected consolidated business results for the 2005 Fiscal Year (April 1, 2005 - March 31, 2006)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Full fiscal year	257,000	28,400	14,000

(Ref.) Projected net income per share ¥211.93

* The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and other uncertainties.

Summary of consolidated business results and financial standing

1. Business results

Business results for the period up to the end of the third quarter of the fiscal year under review (from April 1 to December 31, 2005) were favorable on the whole, relative to the full-year earnings projections. In the domestic business, Unicharm worked on the recovery of earnings by releasing high value-added products and developing proactive sales and marketing initiatives in its principal business segments. Particularly in the health care and the pet care businesses we continued to increase earnings at a rate that exceeded the market growth. In the overseas business, Unicharm successfully increased sales by ¥5.3 billion (up 21.3% YOY) by promoting steady measures to introduce its brand in Asian markets. In China, which is showing remarkable economic growth, the Company achieved significant increases in both sales and profit by continuously proposing new values by means of establishing a competitive advantage in products through prompt product development. In Thailand, the Company had favorable sales of baby paper diapers and continued to expand sales and profit. As a result, net sales increased ¥14.9 billion from the same period in the previous year to ¥200.9 billion (up 8.0% YOY). As for profit, operating income decreased ¥900 million from the same period in the previous year to ¥21.1 billion (down 4.4% YOY). This was caused by such factors as: soaring raw material prices with operating income margin being 10.5%; decrease in ordinary income from ¥600 million to ¥21.8 billion (down 3.0% YOY), with the ratio of ordinary income to net sales being 10.9%; and a decrease in net income for the third quarter of the fiscal year ending March 2006 from ¥1 billion to ¥11.8 billion (down 7.9% YOY).

Summary of business results by segment

1) Personal Care Business

- **Baby and Child Care Business**

Although the market price of baby and child care products in Japan has shown signs of leveling off, the market environment is still severe.

Despite this adverse environment, as a market leader, the Company rolled out proactive marketing initiatives including product renewal and advertisement, in an effort to revitalize the market and increase earnings.

As for the ***Moony Man*** brand, Unicharm strived to improve profitability by enhancing the product features. For ***Mamy Poko Pants***, the Company emphasized cost reduction to achieve both sales growth and enhanced profitability.

In the overseas markets, Unicharm strived to enhance the features of products primarily in the premium product markets in the East Asian countries where the Company has a business presence (Taiwan, China, Thailand, Malaysia, Singapore, Indonesia and the Philippines). In addition, Unicharm strived to penetrate the market for its tape-type ***Mamy Poko*** diapers and pants-type ***Mamy Poko Pants*** by developing proactive sales and marketing initiatives to promote product penetration and stimulate demand to expand markets

while successfully increasing sales and profit steadily. In addition, Unicharm strived to penetrate the market for its pants-type paper diapers in Europe.

- **Feminine Care Business**

Despite an environment where the overall domestic market for the feminine care segment remained flat, as the sole manufacturer with a full line-up of women's hygienic care products in Japan, Unicharm continued to focus on developing and improving products and providing high value-added products to revitalize the market by keeping with its business philosophy of creating freedom and comfort for women through science.

In the category of sanitary napkins, Unicharm created a new premium market by releasing the ***Sofi Body Fit Fuwa Pita Slim*** series and contributed to the revitalization of the sanitary napkin market. Concerning night-use napkins from the ***Sofy Body Fit*** series, popular products that alleviate the anxiety about night-time leaks, the Company made the product better by improving its softness to enhance its fit with the body and reduce the risk of leakage.

Turning to the overseas markets, Unicharm proactively promoted a new 35-centimeter-long version of night-use products. This was launched in the Asian countries where the Company has a strong business presence and has lead to successfully increasing sales. In addition, the Company aggressively invested in advertising to expand the market and penetrate the market for the ***Sofy*** and ***Charm*** brands. In Thailand, the Company released ***Sofy Double fresh***, a double-tiered panty liner, establishing a new market for "double-tiered napkins" and expanding the market share substantially. In China, Unicharm substantially increased sales in major cities such as Shanghai and Beijing.

- **Health Care Business**

Despite intense competition in this growth market, our health care business in Japan outgrew the market and steadily increased the share in the over-the-counter market. Amid a rapidly aging population in Japan, Unicharm, guided by its business philosophy "Pursue the Joy of Life", focused on the development and improvement of its ***Lifree*** brand and embraced the slogan "Bedridden neither in Mind nor Body."

In the severe incontinence care products market, while the long-term trend of home nursing care is being established by the nursing-care insurance program, the Company proposed "elder incontinence care" at home that includes light incontinence care for the able-bodied, in an effort to improve the quality of nursing care. In August 2005, Unicharm made Unicharm Mölnlycke K.K., previously an affiliate company, into a consolidated subsidiary to make the most of the business synergy within the Group and to accelerate the increase in earnings in the market for adult-use paper diapers, including primarily hospitals and nursing-care facilities.

In the fast-growing light incontinence care product market, the Company introduced ***Charm Nap Kyusui Sara Fit Panty Liner*** with a new concept where users are able to handle both vaginal discharge and urinary leakage with panty liners, to increase the number of users of light incontinence care products.

For the popular ***Superdimensional Mask*** series, the Company enhanced product features of both

Superdimensional Mask for Colds/Influenza and ***Superdimensional Mask for Pollen***. Amid rising awareness about preventing colds in an environment where high, wintry atmospheric pressure continues, sales of ***Superdimensional Mask*** products more than doubled in comparison with the previous year. As a result, Unicharm established a new market category for high-performance superdimensional mask, significantly contributing to the growth in earnings in the Health Care Business, while expanding the market for masks.

In the overseas markets, the Company accelerated the development of ***Lifree*** brand in the rapidly aging populations of Taiwan and Thailand. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh business, Unicharm strived to provide household cleanness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials.

In the household kitchen goods category, Unicharm released ***Cookup Shakitto Shokkan Sheet*** to propose a new style of food preservation utilizing non-woven fabric and for new demand creation.. In the category of general-use moist towelettes, Unicharm introduced ***Silcot Wet Tissues Handy Wet***, wet towelettes that come in bottle-type containers. This has successfully increased sales significantly while striving to expand the market.

2) Pet Care Business

Amid a rapidly aging society and a falling birthrate, consumers have been placing increasing interest towards their pets. As a result, expectations for the pet care market have grown enormously.

Given this market environment, and based on its business philosophy of "providing pets with a healthy, clean and comfortable life," Unicharm has developed its pet care business by concentrating its focus on pet foods and pet toiletries, with the hope of helping pet owners maintain the health of their pets and providing a clean living environment for them. In the pet food category, the Company introduced ***Aiken Genki Sozai no Chikara*** by adopting the concept of "holistic care," which aims at keeping dogs in a healthy condition by utilizing their inherent natural healing power, amid a growing awareness about pet health among owners. In addition Unicharm released ***Neko Genki Ginno Spoon for Cats over seven Years of Age***, a gourmet cat food for elderly cats that satisfies their sophisticated tastes and helps maintain their resistance to disease. In doing so the Company rolled out proactive investment in advertisement and sales promotion of this product.

In the pet toiletries category, Unicharm has worked on expanding sales by releasing products that respond to the constantly growing needs related to indoor pet-keeping, including ***One Week Deodorant and Antibacterial Deo-Toilet Main Unit with Hood***, a system toilet for disposing cat excrement, which is designed not to cause any problems even if it is installed in the living room. In addition, ***Shunkan Kyushu Fuchi demo Morenai Super Deo Sheet***, a clean pet sheet with "no-leaks" and "no-odor" was introduced. The sheet works by instantly absorbing excretion and has a fresh, soap-scented odor.

As a result, both sales and profit continued to grow steadily.

3) Other Businesses

In the other businesses segment, Unicharm focused on sales of ***Fresh Master***, a tray mat utilizing its technologies in non-woven fabric and absorbent materials and professional-quality ***Wave*** products in the food-wrapping materials business catering to supermarkets and other foods-related outlets.

2. Financial Standing

Total assets of the Company increased by ¥20.3 billion from the end of the previous period to ¥235.7 billion, while shareholders' equity increased by ¥9.5 billion to ¥147.2 billion. As a result, shareholders' equity to total assets decreased from 63.9% at the end of the previous period to 62.5% in the period under review.

The above fluctuations were mainly attributable to changes in current assets, such as an increase of ¥16.4 billion in cash and deposits, an increase of ¥3.7 billion in notes and accounts receivable and a decrease of ¥2.4 billion in marketable securities. In addition, there were changes in fixed assets, such as a decrease of ¥1.3 billion in machinery, equipment and vehicles and an increase of ¥1.8 billion in construction in progress. In investments and other assets, there was an increase of ¥2.4 billion in investment securities.

The ratio of current assets to current liabilities, an indicator of financial standing, was 188%, the same as the ratio with shareholders' equity to total assets. Thus, Unicharm has maintained favorable conditions and it is apparent that Unicharm keeps abundant capital to comply with the dividend policy for shareholders and to aim at new business development.

Consolidated cash flows

Net cash provided by operating activities during the third quarter of the fiscal year under review was ¥22.7 billion, which mainly consisted of ¥22.3 billion in income before income taxes and other adjustments, ¥9.4 billion in depreciation expense,¥6.6 billion in payment of corporate income tax and others.

Net cash used in investing activities was ¥10.9 billion. This was attributable to a total outflow of ¥10.4 billion to fund the acquisition of tangible fixed assets.

Net cash used in financing activities was ¥6.4 billion. This was mainly as a result of a total outflow of ¥4.9 billion, which corresponds to 1.1 million shares to fund the acquisition of treasury stocks and ¥1.9 billion in payment of dividends.

As a result, the balance of cash and cash equivalents at the end of the third quarter of the fiscal year under review increased by ¥6.0 billion from the end of the previous period to ¥62.3 billion.

3. Full year forecast

The full year forecast of the Company is unchanged from the forecast released at the time of announcing

interim results for the fiscal year ending March 2006 (disclosed on October 28, 2005).

(Additional Information)

Summary of Consolidated Balance Sheets for Third Quarter ended December 31, 2005

(Millions of yen)

Item \ Period	3rdQ FY 2005 (as of December 31, 2005)		3rdQ FY 2004 (as of December 31, 2004)		Previous Consolidated Fiscal Year (as of March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	125,210	53.1	94,699	44.7	104,657	48.6
II Fixed assets	110,515	46.9	117,079	55.3	110,707	51.4
1. Tangible fixed assets	73,073	31.0	77,925	36.8	72,798	33.8
2. Intangible fixed assets	1,938	0.8	2,552	1.2	2,337	1.1
3. Investments and other assets	35,503	15.1	36,601	17.3	35,571	16.5
Total Asset	235,725	100.0	211,779	100.0	215,365	100.0
Liabilities						
I Current liabilities	66,490	28.2	59,543	28.1	59,745	27.7
II Long-term liabilities	11,066	4.7	8,656	4.1	8,776	4.1
Total liabilities	77,557	32.9	68,200	32.2	68,522	31.8
Minority interests	10,940	4.6	8,964	4.2	9,146	4.3
Shareholders' equity						
Total shareholders' equity	147,227	62.5	134,614	63.6	137,696	63.9
Total liabilities, minority interests and shareholders' equity	235,725	100.0	211,779	100.0	215,365	100.0

Summary of Consolidated Statement of Income for Third Quarter ended December 31, 2005

(Millions of yen)

Item \ Period	3rdQ FY 2005 (April 1 to Dec. 31, 2005)		3rdQ FY 2004 (April 1 to Dec. 31, 2004)		Previous Consolidated Fiscal Year (April 1, 2004 to March 31, 2005)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	200,989	100.0	186,019	100.0	246,050	100.0
II Cost of sales	113,621	56.5	103,174	55.5	137,341	55.8
Gross profit	87,368	43.5	82,844	44.5	108,709	44.2
III Selling, general and administrative expenses	66,183	33.0	60,680	32.6	81,424	33.1
Operating income	21,184	10.5	22,164	11.9	27,284	11.1
IV Non-operating income	1,333	0.7	1,089	0.6	1,639	0.7
V Non-operating expenses	678	0.3	741	0.4	945	0.4
Ordinary income	21,839	10.9	22,512	12.1	27,978	11.4
VI Extraordinary profit	1,072	0.5	4,308	2.3	5,627	2.3
VII Extraordinary loss	586	0.3	3,841	2.1	5,009	2.1
Income before taxes and other adjustments	22,326	11.1	22,979	12.3	28,597	11.6
Corporate income tax, etc.	8,975	4.5	8,702	4.7	10,647	4.3
Minority interests in net income	1,451	0.7	1,363	0.7	1,567	0.6
Net income	11,899	5.9	12,913	6.9	16,381	6.7

Summary of Consolidated Statement of Cash Flows for Third Quarter ended December 31, 2005

(Millions of Yen)

Item \ Period	Third quarter ended December 31, 2005 (April 1 to Dec. 31, 2005) Amount	Third quarter ended December 31, 2004 (April 1 to Dec. 31, 2004) Amount	Previous Consolidated Fiscal Year (April 1, 2004 to March 31, 2005) Amount
I Cash flows from operating activities	22,720	11,723	20,607
II Cash flows from investing activities	(10,998)	(10,144)	(8,437)
III Cash flows from financing activities	(6,400)	1,128	(207)
IV Currency translation effect on cash and cash equivalents	309	66	(37)
V Increase (decrease) in cash and cash equivalents	5,631	2,773	11,925
VI Amount of cash and cash equivalents outstanding at beginning of period	56,359	44,434	44,434
VII Increase (decrease) in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	371	-	-
VIII Amount of cash and cash equivalents outstanding at end of period	62,362	47,207	56,359

Matters related to preparation of quarterly financial information, etc.

Changes in the scope of consolidation and application of the equity method

Unicharm Mölnlycke K.K., previously an affiliate company, was made into a consolidated subsidiary in the interim consolidated fiscal period through additional acquisition of its shares.